August 18, 2005


Paul Monsour
Staff Accountant
United States Securities And Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Dear Mr. Monsour:

Re:  GPS Industries, Inc. ("GPSI")
        Form 10-K For The Fiscal Year Ended December 31, 2004 &
        Form 10-Q For The Quarter Ended March 31, 2005

Dear Mr. Monsour:

We have received your letter dated August 9 and our comments are noted below for your review:

2004 10K

1. & 2. Note 2 - Acquisitions, Pages F-6 To F-8.

On November 19, 2005 GPSI acquired 100% of the outstanding common shares of Optimal Golf Solutions, Inc.("Optimal"). The only asset of real value was US Patent No. 5,364,093 which had seven years of life left until November 11, 2011. Our Company needed either to acquire or license this patent from Optimal to be able to sell our GPS golf management system in the United States, the world's largest market of golf courses. Because Optimal did not feel we responded to their licensing offer quickly enough and in good faith (we disputed that), they elected to deny us a license. We believe this could have been partly inspired by a fairly close relationship they had with a major competitor that we had in the US called ProLink Parview, LLC ("PPL"). Optimal then advised prospective and existing customers of ours that we did not have a license to sell our system in the US. That became a major stumbling block for us and could have been disastrous if we did not act quickly. We also became aware that PPL was attempting to acquire either Optimal or the 093 patent (one in the same really). Had PPL been successful, they could have denied us a license in the US. Our CEO took the only action that seemed open to GPSI, which was to acquire Optimal. We used an experienced senior consultant with a strong background in patents and their acquisitions to assist us with those negotiations which were conducted on an arms-length basis. We closed the transaction on November 19, knowing that PPL was also trying to do the same thing. We tried to pay the lowest price we could but under the circumstances, Optimal knew that they had us in a difficult position. Only $1,100,000 of the $5,250,000 purchase price was cash, however, and balance was to be paid in stock, subject to certain restrictions and conditions.

During our audit, Sherb & Co took a very strict accounting theory approach to this acquisition stating that under US GAAP, this intangible asset must be valued based on the NPV of a future stream of known license revenue which was approximately $600,000 per year, primarily from our two major competitors, PPL and UpLink. Our determination of the importance of this patent to us in the USA and internationally as a major component of our international patent portfolio, and the potential for us to earn additional license revenue from potential infringers of the patent, did not affect their valuation approach. Thus, because we were able to substantiate a NPV of $1,500,000 from these known future cash flows, that is the value settled on and the difference was immediately applied to goodwill which they recommended we write-off at our year-end (December 31, 2004), and review the value each year-end thereafter, adjusting as necessary (in accordance with US GAAP). All R & D costs relating to development of new products, software and their related patents have been expensed in the year in which they have been incurred by us. Given the financial position of this Company, we believe this is the most conservative approach to take at this time and which we believe follows US GAAP.

We will revise future filings to include the primary reasons for the acquisition and a description of the factors that contributed to a purchase price that resulted in the recognition of goodwill.

3.  Note 8 - Gain On Extinguishment Of Debt

Following is the additional detail related to the securities that collateralized the loan we wrote off in 2004 and how we feel it was realized:

In February 2001 the Company received a loan of $1,185,000. This loan was collateralized by the transfer of 2,044,000 shares of the Company to the lender from various existing shareholders of the Company. These shares were to be held as security for the loan but it was not agreed that they could be liquidated. However we are of the opinion that they were in fact liquidated by the lenders thus discharging the loan liability. Factors supporting this opinion are:

     a) The volume of shares of the Company traded in the two months following the transfer of these shares to the lenders was 7,976,100 compared to a volume of 2,065,200 in the two months prior to the transfer, a nearly fourfold increase in trading activity.
     b) The share price at the end of January 2001 was $1.75, this declined to $0.84 at the end of February, on a trading volume in the month of 3,440,900 shares, and further declined to $0.22 by the end of March 2001 on a monthly trade volume of 4,535,200
     c) The Company has received no communication from the lenders since the initial loan transaction completed.
     d) Subsequent efforts by both the Company and its auditors to locate the lenders have been unsuccessful.

Therefore the Company is of the opinion that the lenders immediately liquidated in full the shares issued to them for collateral against the loan and realized their return on the monies lent in this way, to what we believe was the considerable detriment of the Company's stock trading price and market capitalization. As the lenders could not be located by the efforts of either our auditors or GPSI, this loan liability was written off in the fiscal year ended December 31, 2004. Our auditors concurred in this decision. The full amount of the book value of the loan was treated as a gain on extinguishment of debt as the Company is of the opinion that the full value of the loan has been realized by the lenders through the liquidation of the collateral shares.

We will revise our future filings to include enhanced disclosure regarding this item.

2005 10 QSB For 3 Months Ended March 31, 2005
---------------------------------------------

4. The loan from Great White Shark Enterprises ("GWSE") is correctly long-term debt and should be shown as such on our balance sheet. The term on the loan is to November, 2011, i.e. seven years and ties into the expiry date of the Optimal patents which provided some security and license revenue to repay this loan. We corrected that presentation in our amended 10K, which was filed after our 10QSB for the Q1 ended March 31, 2005. At the time of filing the 10Q for Q1, however, we were aware of the change required from current to long-term but our President was having discussions with GWSE about converting that debt into shares as a condition of closing a major financing. At the time of filing the 10Q for Q1, we believed that GWSE were going to agree to do the debt conversion into shares and thus took what we thought was a conservative position at the time and left the debt as current debt. Although those discussions continue now, it is less certain to us that they will convert their debt into shares and thus we are following the proper accounting treatment of this debt. We will be sure to include some of this discussion in future filings in Footnote 4 relating to Debt.

8-K Dated November 26, 2004
---------------------------

5. The financial statements of Optimal

We discussed and reviewed the various tests for filing the audited financial statements of Optimal with the 8K. However at the time our understanding was that they were not required and thus limited our disclosure to the 8K (with all related agreements) and the 2004 10K. The consolidated audited financial statements in that 10K included the financial results of Optimal as at December 31, 2004 since the date of acquisition on November 19, 2004. Optimal was a small private company which had limited license revenue from three patent licensees. That is the only business in which they were involved. We received and reviewed their financial statements (which were not audited) prior to acquisition. We are currently reassessing whether or not we need to file audited financials of Optimal. If we determine that we do, we will have our independent registered accountants, Sherb & Co. LLP, audit them and file an Amendment to the 8K as soon as possible. The accounting records are with the former Optimal shareholders in Texas and we will have to arrange delivery of them for audit purposes. I look forward to discussing this issue with you.

Finally, we confirm the following:

     1. GPSI is responsible for adequacy and accuracy of the disclosure in the filings;

     2. Staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filings; and

     3. GPSI may not assert staff comments as a defence in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

     4. We acknowledge that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in your review of our filings or in response to your comments on our filings.

We look forward to working with you and your staff and cooperating fully to answer your questions and clarify any further issues you may have. Please feel free to call myself or Michael Martin, Corporate Controller at 604-576-7442 at any time to discuss these matters further.

Yours sincerely,

/s/George Dorin
--------------------------
George Dorin
Chief Financial Officer


  cc. Robert C. Silzer, President & CEO
  dd. Michael Martin, Corporate Controller